Exhibit 21
SUBSIDIARIES OF OPKO HEALTH, INC.

NAME	JURISDICTION OF INCORPORATION
OPKO Instrumentation, LLC	Delaware
OPKO Pharmaceuticals, LLC	Delaware
OPKO Diagnostics, LLC	Delaware
OPKO Chile, S.A.	Chile
Arama Natural Products Distribuidora, Ltda	Chile
Pharmacos Exakta S.A. de C.V.	Mexico
FineTech Pharmaceutical Ltd	Israel
Farmadiet Group Holdings, S.C.	Spain
OPKO Lab, LLC	Florida
OPKO Biologics, Ltd	Israel
OPKO Ireland Global Holdings, Ltd	Ireland
OPKO Ireland, Ltd	Ireland
OPKO Canada Corp, ULC	Canada
OPKO Renal, LLC	Canada
Curna, Inc.	Delaware
Inspiro Medical, Ltd	Israel
OPKO do Brasil Comercio de Produtos Farmaceuticos, Ltda	Brazil
OPKO Uruguay, Ltd	Uruguay
Bio-Reference Laboratories, Inc.	New Jersey
GeneDX, Inc.	New Jersey
Genome Diagnostics, Ltd	Canada
EirGen Pharma Limited	Ireland